Exhibit 99.2

Ad-hoc announcement according to Art. 17 (1) MAR

Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com
April 21, 2018
www.freseniusmedicalcare.com

Fresenius Medical Care sells Sound Inpatient Physicians Holdings for $2.15 billion

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today has signed a definitive agreement to divest its controlling interest in Sound Inpatient Physicians Holdings, LLC (“Sound”) to an investment consortium led by Summit Partners, L.P. for total transaction proceeds of $2.15 billion (EUR 1.76 billion1). The divestment is expected to generate a pre-tax book gain of approximately EUR 800 million1,2.

In 2014, Fresenius Medical Care invested in becoming the majority shareholder in Sound, which thereafter acquired Cogent Healthcare, Inc. The investments by Fresenius Medical Care were targeted to learn about and broaden its experience in value-based care programs of those businesses. Following the successful application of this knowledge relevant for value-based programs and efficient patient coordination into Fresenius Medical Care, the Company is now in a position to divest the shareholding and free up the invested capital for further growth investments.

Closing of the transaction is subject to regulatory approvals and anticipated to occur late in 2018. The financial targets for 2018 and 2020 do not include the effects of this divesture.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,752 dialysis clinics, Fresenius Medical Care provides dialysis treatments to  320,960 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

1  EUR/USD 1.22

2  based on the company’s latest available valuation of the North American business segment